UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                         BBVA Results for 2006

BBVA’s net attributable profit rises 24.4% to €4.7 billion

Earnings per share (EPS) rise 23.9% and dividends against 2006 earnings will increase 20%, in line with net attributable profit without non-recurrent items

BBVA has invested €3 billion to reinforce its position in the USA and Asia, two strategic markets with high growth potential

The Group achieved its best results ever, supported by the increase in business volume and recurrent earnings, and with sharp improvements in all areas

- Operating profit (without non-recurrent items) is up 22.5% to €8,360m, with significant advances in all margins

- Retail banking increased operating profit 14.4% and net attributable profit rose 13.8% to €1,498m

- Wholesale Businesses increased operating profit 30% and net attributable profit is up 47% to €1,282m

- Mexico & USA increase operating profit 40.3% and net attributable profit goes up 29.6% to €1,775m

- Operating profit in South America rises 35.0% and net attributable profit gains 34.4% to €509m

BBVA strengthens its position as one of the most profitable and most efficient
European banks with the best risk management

- Return on equity (ROE) now stands at 37.6% (36.4% without non-recurrent items), compared to 37% in 2005

- The cost/income ratio improved from 46.7% to 44% (including depreciation)
and from 43.2% to 40.9% (without depreciation).

- The group’s non-performing loan ratio fell from 0.94% to 0.83% and coverage increased from 252.5% to 272.8%

- BBVA ended 2006 with core capital of 6.2% and a BIS ratio of 12%, following the capital increase in November 2006

In 2006, BBVA achieved net attributable profit of €4,736m, an increase of
24.4% compared to the previous year, thanks to a sharp increase in business volume and recurrent earnings, and to widespread positive performance by all the Group’s business areas. Operating profit rose 22.5% to €8,360m (without
Repsol capital gains), with increases of around 16% in all margins. This demonstrates the strength of recurrent items in the Group's income statement.
BBVA also moved ahead with its strategic programme of profitable growth, investing €3,071m in the USA and Asia – two areas with considerable growth potential. By the end of 2006, BBVA had reinforced its competitive edge as one of the most profitable and efficient banks, with the best risk management in
Europe.

In 2006, the BBVA Group completed its best year yet, with record profits at group level and in all business areas. Vigorous marketing by all business areas resulted in significant growth in the volume of business, boosting recurrent revenues, which are the basis of the increase in profit.

During the year, the bank generated net gains on non-recurrent items of €156m.
It booked additional profit of €1,157m from capital gains related to divestments in Repsol, BNL and Banc Internacional d´Andorra. And this helped to offset the non-recurrent charges it faced in fourth quarter (€544m for early retirements and €457m due to new corporate tax rules). If the net amount of these non-recurrent items (€156m) is excluded, attributable profit comes to
€4,580m, an increase of 20.3% year-on-year.

In 2006, BBVA made two important strategic moves. They were the purchase of
Texas Regional and State National in the United States, and the partnership with the CITIC Group in China and other parts of Asia. These operations represent an investment of €3,071m.

The bank thus moves ahead with its plan to combine high organic growth with investments in markets with high potential, offering shareholders a high return in a sustained and lasting manner.

It ended 2006 as the leading European bank in ROE, which now stands at 37.6%
(36.4% without non-recurrent items), compared to 37% in 2005. Furthermore, the
Group's earnings per share (EPS) rose 23.9%.

The strength of the Group and its positive results, allows the board to propose an increase of 20% in total dividends against 2006 earnings, which would rise to €0.637 per share. This increase is in line with the growth in the Group’s attributable profit without non-recurring items. Together, dividends plus the rise in the share price, provided shareholders with a return of 25% in 2006.

Although BBVA invested €3,071m in 2006 in the USA and Asia, the non-recurrent items mentioned above (the divestment of non-strategic holdings in Repsol, BNL
y Banc Internacional d´Andorra) brought in €2,962m, with net capital gains of
€1,157m.

By the end of 2006, the bank had improved its key performance indicators and its competitive edge, maintaining its place at the forefront of European banks.

Apart from an ROE of 37.4%, it improved the cost/income ratio including depreciation, from 46.7% to 44% (from 43.2% to 40.9% without depreciation).

The group’s non-performing loan ratio also fell, from 0.94% to 0.83% and coverage rose from 252.5% to 272.8%.

At year-end, core capital stood at 6.2% and the BIS ratio at 12%, following the capital increase of €3,000m.

The highlights of the Group’s performance and strategy in the fourth quarter and the full year are summarised below:

- The acquisition of Texas Regional Bancshares was concluded in November. More recently (January 2007), State National Bank also became part of the BBVA
Group.

- The Group took a decisive step in its Asia Plan with a strategic partnership with Citic Group. This will entail an initial investment of €989m, opening the mainland Chinese markets (through a 5% stake in China Citic Bank) and the Hong
Kong market (via a 15% stake in Citic International Financial Holdings). The
Group has also opened a representative office in Sydney and obtained approval to open another in Mumbai.

- In the fourth quarter of 2006, BBVA generated operating profit of €2,274m, with a year-on-year increase of 21.1% (26.0% at constant exchange rates). Net attributable profit came to €279m, affected by non-recurrent provisions of
€777m for early retirements (€544m after tax) and an additional tax charge of
€457m due to new rules that will reduce the effective tax rate in future years. Excluding these charges, net attributable profit for the fourth quarter comes to €1,280m, an increase of 18.7% compared to the same period in 2005 (an increase of 23.2% at constant exchange rates).

- For the full year, net attributable profit rose 24.4% to €4,736m. This led to a 23.9% rise in earnings per share (EPS), which increase to €1.39 per share. Return on equity (ROE) was 37.6%. Excluding 156m of non-recurrent items
(those mentioned above in the fourth quarter and €1,157m of capital gains associated with BNL, Repsol and Andorra in the second quarter), net attributable profit comes to €4,580m, rising 20.3% over the €3,806m obtained in 2005. This means earnings per share were €1.34 (up 19.8% from €1.12 in
2005) and ROE stands at 36.4% (37.0% in 2005).

- The growth in profit stems from the increase in operating profit. This rose
22.5% year-on-year to €8,360m (without the Repsol capital gains). At constant exchange rates, the increase is 23.2% and the trend is upwards in recent quarters.

- The strong performance of operating profit can be traced to growth in all revenue streams. Net interest income rose 16.2% on higher business volume and the improvement in spreads. Net income from fees and insurance was up 12.6%
and net trading income rose 19.2%.

- Because of the above, ordinary revenues without non-recurring items grew
16.5%, which was much higher than the 9.5% increase in operating expenses
(including depreciation). This further improved the cost/income ratio to 44.0%
(without Repsol capital gains), compared to 46.7% a year earlier.

- The substantial growth in lending to customers did not affect the high quality of the loan portfolio (the NPL ratio improved to 0.83% at year-end, compared to 0.94% at 31-Dec-05). However, it led to hefty generic loan-loss provisions, which increased coverage to 272.8% (252.5% a year earlier). The total amount of coverage funds now stands at €4,952m, compared to €3,967m at
31-Dec-05.

- In a move to strengthen equity and to finance the Group's growth while maintaining appropriate levels of capital adequacy, BBVA increased its capital by €3 billion on 27th November by means of an accelerated bookbuilding procedure with institutional investors, at €18.62 per share. As a result, at year-end the Group’s core capital stands at 6.2% (6.0% at 30-Sep-06 and 5.6%
at 31-Dec-05), Tier I capital is 7.8% and the BIS ratio 12.0%.

- On 10th January the group paid a third interim dividend of €0.132 per share against 2006 results. This was the same amount as the July and October dividends and 15% higher than the dividends paid a year earlier.

- All Group business areas reported record profits in 2006, based on the growth of recurrent earnings. In all cases, this exceeded the increase in expenses and thus generated widespread improvements in efficiency and substantial rises in operating profit.

- In Retail Banking in Spain and Portugal, lending was up 18.3% (with contributions from all main types) and customer funds rose 9.3%. These increases, together with the improvement in spreads, helped net interest income to grow 9.2%. Net income from fees and insurance were up 11.2% and expenses remained under control. Therefore, operating profit grew 14.4% and net attributable profit rose 13.8% to €1,498m.

- The Wholesale Business area demonstrated its ability to generate recurrent earnings. Ordinary revenues grew progressively during the year, accumulating an increase of 26.1% by year-end. This carried over to operating profit (up
30.0%) and led to net attributable profit of €1,282m (up 47.0%).

- In Mexico and the United States, the dominant factor behind the increase in revenues was net interest income. At constant exchange rates, this grew 33.3%, helped by sharp increases in lending and customer funds (up 40.6% and 24.5%, respectively, in local currencies). The improvement in customer spreads also contributed. After adding net income from fees and insurance (up 18.8%) and deducting expenses (which rose at a slower pace), operating profit grew 41.7%.
This was sufficient to offset higher provisions required by the increase in lending and therefore net attributable profit came to €1,775m (up 30.8% at constant exchange rates and 29.6% at current rates).

- South America maintained the trend of previous quarters with strong year-on-year growth in all the main revenue streams. At constant exchange rates, net interest income rose 28.4% (boosted by a 28.8% increase in lending and 21.0% in customer funds). Net income from fees and insurance rose 17.2%
and net trading income jumped 85.5%. Operating profit increased 37.4% and net attributable profit grew 37.0% to €509m (34.4% at current exchange rates).

- In December, the Group adopted a new management structure designed to foster growth and the current profound process of transformation and innovation, moving towards the creation of a large global entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 31, 2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorize Representative of BBVA